

13030300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 38515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CBIS Financial Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Wacker Drive
(No. and Street)

Chicago (City) IL (State) 60606-3002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal J. Berkowitz 800-592-8890
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) Suite 1200 New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14 KW

OATH OR AFFIRMATION

I, Neal J. Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIS Financial Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX CHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6176038
Qualified in Queens County
My Commission Expires October 29, 2015



Signature

Vice President and Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of
Christian Brothers Investment
Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2012 and 2011

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2012 and 2011

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

Facing Page

	Page
Independent Auditors' Report	2-3
Statements of Financial Condition December 31, 2012 and 2011	4
Statements of Operations Years Ended December 31, 2012 and 2011	5
Statements of Changes in Stockholder's Equity Years Ended December 31, 2012 and 2011	6
Statements of Cash Flows Years Ended December 31, 2012 and 2011	7
Notes to Financial Statements	8-10
Supplemental Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934:	
I - Computation of Net Capital Under Rule 15c3-1 December 31, 2012 and 2011	11
II- Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 December 31, 2012 and 2011	12
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5	13-14

Independent Auditor's Report

Board of Directors
CBIS Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc. (the Company) (a wholly-owned subsidiary of Christian Brothers Investment Services, Inc.) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
February 20, 2013

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
Cash	$ 83,028	$ 40,204
Placement agent income receivable	15,826	1,016
Prepaid expenses and other current assets	35,225	36,603
Deposits	3,139	2,737
Income taxes receivable from Parent	129,836	128,612
Totals	$ 267,054	$ 209,172

LIABILITIES AND STOCKHOLDER'S EQUITY	2012	2011
Liabilities:		
Accounts payable	$ -	$ 72
Due to Parent	32,119	13,549
Total liabilities	32,119	13,621
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	452,000	410,000
Accumulated deficit	(219,065)	(216,449)
Total stockholder's equity	234,935	195,551
Totals	$ 267,054	$ 209,172

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue:		
Placement agent income	**$ 62,651**	$ 12,749
Miscellaneous income	**290**	-
Interest income	**13**	30
Totals	**62,954**	12,779
Expenses:		
Supplies and other expenses	**18,570**	12,749
Professional fees	**47,021**	46,943
Staff development	**1,203**	1,615
Totals	**66,794**	61,307
Loss before income taxes	**(3,840)**	(48,528)
Credit for income taxes	**(1,224)**	(21,616)
Net loss	**$ (2,616)**	$ (26,912)

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2011	200	$ 2,000	$ 368,000	$ (189,537)	$ 180,463
Capital contribution from Parent			42,000		42,000
Net loss				(26,912)	(26,912)
Balance, December 31, 2011	200	2,000	410,000	(216,449)	195,551
Capital contribution from Parent			42,000		42,000
Net loss				(2,616)	(2,616)
Balance, December 31, 2012	200	$ 2,000	$ 452,000	$ (219,065)	$ 234,935

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Operating activities:		
Net loss	**$ (2,616)**	$ (26,912)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Placement agent income receivable	**(14,810)**	51
Prepaid expenses and other current assets	**1,378**	4,660
Deposits	**(402)**	1,615
Income taxes receivable from Parent	**(1,224)**	(21,616)
Due to Parent	**18,570**	12,749
Accounts payable	**(72)**	72
Net cash provided by (used in) operating activities	**824**	(29,381)
Financing activities - capital contribution from Parent	**42,000**	42,000
Net increase in cash	**42,824**	12,619
Cash, beginning of year	**40,204**	27,585
Cash, end of year	**$ 83,028**	$ 40,204

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the "1940 Act"). The Company acts as the placement agent for the CBIS Global Funds plc, for which the Parent is the investment advisor, and the sub-placement agent for an unrelated multi-strategy fund.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") (successor to the National Association of Securities Dealers, Inc.) and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company had an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions. This agreement terminated in 2012.

The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(i).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high-credit-quality financial institutions.

Placement agent income:

The Company is party to an agreement whereby the Company will serve as the sub-placement agent for certain hedge funds in exchange for a portion of the placement agent's fees. Placement agent income is recorded on the settlement date of the sale of the hedge funds.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes pursuant to the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2012 and 2011, the Company has recorded income taxes receivable from the Parent, which represents the Company's tax benefit derived from its taxable loss included in the consolidated and combined income tax returns filed by the Parent.

The Company complies with accounting for uncertainty in income taxes guidance. As of December 31, 2012, the Company has no unrecognized tax benefits. The Company's U.S. Federal and state income tax returns prior to fiscal year 2009 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and include accrued interest and penalties with the related tax liability in the balance sheet.

Subsequent events:

The Company has evaluated subsequent events through February 20, 2013, which is the date the financial statements were available to be issued.

Note 2 - Administrative services fee and related party transactions:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 per month in both 2012 and 2011.

Based upon FINRA regulations, the Company recorded the 2012 and 2011 fees ($42,000 for each year) as additional paid-in capital.

The Company also has an agreement with the Parent to pay for services provided by the Parent. The services provided by the Parent include use of computer and software systems, postage and general office supplies. Pursuant to an amended agreement dated December 30, 2011, the list of services the Parent provides the Company was expanded to include staffing and marketing support related to placement agent income. The fees for such services were $18,570 and $12,749 for the years ended December 31, 2012 and 2011, respectively.

Note 3 - Clearing and brokerage agreements:

The Company had entered into a custodian agreement with a clearing broker to provide clearing, execution and other security related services on a fully-disclosed basis. Clearing fees are charged on a flat fee per transaction basis, or a flat transaction basis plus a percentage of total security volume, with minimum transaction fees applicable. This agreement terminated in 2012.

Note 4 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012 and 2011, the Company had net capital of $50,909 and $26,583, respectively, which was in excess of its required minimum net capital of $5,000. The Company's net capital ratio for 2012 and 2011 was .00 to 1 and .00 to 1, respectively.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 AND 2011

	2012	2011
Net capital:		
Total stockholder's equity	**$234,935**	$195,551
Deductible nonallowable assets:		
Placement agent income receivable	**15,826**	1,016
Prepaid expenses and other current assets	**35,225**	36,603
Deposits	**3,139**	2,737
Income taxes receivable from Parent	**129,836**	128,612
Totals	**184,026**	168,968
Net capital	**$ 50,909**	$ 26,583
Aggregate indebtedness - accounts payable	**$ -**	$ 72
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	**$ 5,000**	$ 5,000
Excess of net capital over minimum net capital	**$ 45,909**	$ 21,583
Ratio of aggregate indebtedness to net capital	**.00**	.00

There are no material discrepancies between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2012.

See Independent Auditors' Report.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE II – DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OFTHE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 AND 2011

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

See Independent Auditors' Report.

Independent Auditor's Report on Internal Control

Board of Directors
CBIS Financial Services, Inc.

In planning and performing our audit of the financial statements of CBIS Financial Services, Inc. (the Company), a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 13, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


CohnReznick LLP

New York, New York
February 20, 2013

Cohn Reznick

Accounting • Tax • Advisory

Independent Member of Nexia International

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